EXHIBIT 99.8

CONSENT OF GREGORY CHLUMSKY

CONSENT OF AUTHOR

I hereby consent to the use of my name, Gregory Chlumksy, and reference to my name and the “NI 43-101 Technical Report, San Jose Project, Oaxaca, México” dated as of June 9, 2010 (the “Report”) evaluating Fortuna Silver Mines Inc.’s San Jose Project, and the information contained in the Report, as described or incorporated by reference in Fortuna Silver Mines Inc.’s Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission.

GREGORY CHLUMSKY

“Gregory Chlumsky”

March 30, 2012